

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 7, 2016

Robert J. Brooks
Executive Vice President and Chief Financial Officer
Jones Energy, Inc.
807 Las Cimas Parkway
Suite 350
Austin, TX 78746

> **Re:  Jones Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 27, 2016**
> **File No. 333-211568**

Dear Mr. Brooks:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our June 16, 2016 letter.

Description of Warrants, page 29

1.    We reissue our prior comment 1 in part, as your description of warrants section on page 22 and your revised legality opinion still indicate that the warrants include "warrants to purchase . . . other rights."  If you wish to include these warrants to purchase other rights, please register the "other rights" underlying your warrants, include them in your fee table, and provide an expanded description of them in your prospectus.  Alternatively, please remove your reference to the "other rights" underlying your warrants from your prospectus and your legality opinion.

Robert J. Brooks
Jones Energy, Inc.
July 7, 2016
Page 2


      Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any questions.

                                  Sincerely,

                                  /s/ Loan Lauren P. Nguyen

                                  Loan Lauren P. Nguyen
                                  Legal Branch Chief
                                  Office of Natural Resources